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Exhibit 12

ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended September 30,
	Year Ended December 31,
(Dollars in thousands)
	2002(2)	2001(2)	2000(2)	1999	1998	2003	2002
(Loss) income from continuing operations before federal income tax benefit (expense) and before equity in earnings (losses) of investee	$(1,261)	$(41,302)	$(76,246)	$79,418	$27,472	$66,919	$23,385
Add: Fixed charges	9,958	14,426	14,037	16,976	12,446	10,247	7,422
Less: Interest capitalized in discontinued real estate operations	3,356	5,230	8,364	7,048	4,922	—	2,612

Income as adjusted:	$5,341	$(32,106)	$(70,573)	$89,346	$34,996	$77,166	$28,195

Fixed charges:
Interest expense on borrowings	$5,102	$7,576	$4,113	$8,218	$5,784	$8,898	$3,645
Interest capitalized in discontinued real estate operations	3,356	5,230	8,364	7,048	4,922	—	2,612
Rental expense at 30%(1)	1,500	1,620	1,560	1,710	1,740	1,349	1,165

Total fixed charges:	$9,958	$14,426	$14,037	$16,976	$12,446	$10,247	$7,422

Ratio of earnings to fixed charges:	0.54	(2.23)	(5.03)	5.26	2.81	7.53	3.80

(1)
30% represents a reasonable approximation of the interest factor.

(2)
In 2002, 2001, and 2000, our earnings were insufficient to cover fixed charges by $4.6 million, $46.5 million and $84.6 million, respectively.

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ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES